Exhibit 99.1

ChinaCache Announces Management Changes

BEIJING, March 28, 2013 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced the promotion of Dr. Ken Zhang, Chief Technology Officer to the position of President, effective immediately. Additionally, the Board has appointed Ms. Jing An, Vice President of Finance, to the position of Acting Chief Financial Officer, effective immediately. Ms. Jackie You Kazmerzak recently resigned as Chief Financial Officer of the Company to pursue other personal interests. The Company has commenced the process of searching for a permanent Chief Financial Officer.

“I would like to congratulate Ken on his promotion, which follows the numerous contributions that he has made to ChinaCache since joining the Company as CTO in 2011.  I believe that his dedication and leadership skills will be an important asset as we continue to move the Company forward,” said Mr. Song Wang, Founder, Chairman and CEO of ChinaCache.  “Ken’s solid vision, vast global experience in the mobile communications space, and relationships with leading telecom operators around the world make him well suited for this new position, and we are excited for the role he will play in our continued domestic and international expansion, particularly in the mobile Internet segment.”

Dr. Zhang joined the Company in September 2011, and since then has led the development of ChinaCache’s corporate strategy, technology and product portfolio.  Prior to joining ChinaCache, he served in senior executive roles at Ericsson from 1994 to 2011.  His work included spearheading the development of new teams to service the telecom operator business in China, as well as leadership positions across a number of fields including mobile product management, technology, business development, strategic marketing and sales. Most recently, he was Chief Technology Officer of Ericsson Greater China and North East Asia, where he was responsible for the development of technology and business strategy.

Mr. Wang added, “I would like to thank Jackie for her dedication and service to ChinaCache during her time as our CFO, as well as her assistance in this transition, and wish her the best in her future endeavors. I have confidence in Jing and her ability to lead the finance team during the interim period before the permanent CFO is appointed.”

Ms. An has held senior corporate finance and management positions in technology and startup companies for more than 14 years and has prior auditing experience at PricewaterhouseCoopers. She holds a Master of Science degree in Management from the Stanford Graduate School of Business and a bachelor’s degree in Economics with major in Accounting from the Renmin University of China.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and to improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6437 3399

Email: ir@chinacache.com

Mr. Lee Roth

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com